SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G
                                (Amendment No. 1)

                              Hain Food Group Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                    405219106
                                 (CUSIP NUMBER)

1)        Name of Reporting Person:     CNA Financial Corporation

          SS or IRS Identification      36-6169860
          Nos. of Above Persons:

2)       Check the Appropriate Box      (a)       (b) X
          If A Member of Group
          (See Instructions)

3)       SEC Use Only

4)       Citizenship or Place of Organization      Delaware

          Number of           (5)  Sole Voting Power          0
          Shares
          Beneficially Owned  (6)  Shared Voting Power        523,432*
          by Each Reporting
          Person With:        (7)  Sole Dispositive Power     0

                              (8)  Shared Dispositive Power:  523,432*

9)       Aggregate Amount Beneficially
          Owned by Each Reporting Person                      523,432*

10)      Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)

11)      Percent of Class
          Represented By Amount in Row 9                      5.9%

12)      Type of Reporting
         Person (See Instructions)                            HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.

1)        Name of Reporting Person:     Loews Corporation

          SS or IRS Identification      13-2646102
          Nos. of Above Persons:

2)        Check the Appropriate Box      (a)       (b) X
          If A Member of Group
          (See Instructions)

3)        SEC Use Only

4)        Citizenship or Place of Organization      Delaware

          Number of           (5)  Sole Voting Power          0
          Shares
          Beneficially Owned  (6)  Shared Voting Power        523,432*
          by Each Reporting
          Person With:        (7)  Sole Dispositive Power     0

                              (8)  Shared Dispositive Power:  523,432*

9)        Aggregate Amount Beneficially
          Owned by Each Reporting Person                      523,432*

10)       Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)

11)       Percent of Class
          Represented By Amount in Row 9                      5.9%

12)       Type of Reporting
          Person (See Instructions)                           HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.

1)   Name of Reporting Person:     Continental Casualty Company

     SS or IRS Identification      36-2114545
     Nos. of Above Persons:

2)   Check the Appropriate Box     (a)       (b) X
     If A Member of Group
     (See Instructions)

3)   SEC Use Only

4)   Citizenship or Place of Organization      Delaware

     Number of           (5)  Sole Voting Power          0
     Shares
     Beneficially Owned  (6)  Shared Voting Power        523,432*
     by Each Reporting
     Person With:        (7)  Sole Dispositive Power     0

                         (8)  Shared Dispositive Power:  523,432*

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                      523,432*

10)  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions)

11)  Percent of Class
     Represented By Amount in Row 9                      5.9%

12)  Type of Reporting
     Person (See Instructions)                           HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.

Item 1(a)   Name of Issuer.          Hain Food Group Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices

                          Jack Kaufmann
                          Chief Financial Officer
                          HAIN FOOD GROUP INC.
                          50 Charles Lindbergh Blvd.
                          Uniondale, New York 11553

Item 2(a)   Name of Persons Filing.  CNA Financial Corporation
                                     Loews Corporation
                                     Continental Casualty Company

Item 2(b)   Address of Principal Business Office:

            Continental Casualty Company - CNA Plaza, Chicago, Illinois 60685
            CNA Financial Corporation    - CNA Plaza, Chicago, Illinois 60685
            Loews Corporation - 667 Madison Avenue
                                New York, New York 10021-8087


Item 2(c)   Citizenship:  Continental Casualty Company - State of Illinois
                          CNA Financial Corporation - State of Delaware Loews Corporation - State of Delaware


Item 2(d)   Title of Class of Securities.       Common Stock

Item 2(e)   CUSIP Number.  405219106

Item 3 The persons filing this statement pursuant to Rule 13-1(b) or 13d-2 are each:

            (g) Parent Holding Company (HC) (Relevant subsidiary is Continental Casualty Company, an Illinois domiciled insurance company.)

Item 4.     Ownership                     CNA                       Continental
                                          Financial                   Casualty
                                          Corp.         Loews Corp.   Company

(a)         Amount Beneficially Owned:    523,432*      523,432*      523,432*

(b)         Percent of Class              5.9%          5.9%          5.9%

(c)         Number of shares as
            to which such person has

            (i)   sole power to vote or
                  to direct the vote      0             0             0

            (ii)  shared power to vote
                  or to direct vote       523,432*      523,432*      523,432*

            (iii) sole power to
                  dispose or to direct
                  disposition of          0             0             0

            (iv)  shared power to
                  dispose or to direct
                  disposition             523,432*      523,432*      523,432*

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

            Continental Casualty Company, an Illinois insurance company (IC). See Exhibit 1.

Item 8.     Identification and Classification of Members of the Group.

            Inapplicable.

Item 9.     Notice of Dissolution of the Group.

            Inapplicable.

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary.

Item 10.    Certification of CNA Financial Corporation.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

       After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 28, 1997
             Date

/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

Item 10.    Certification of Loews Corporation.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 28, 1997
             Date




/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel

Item 10.    Certification of Continental Casualty Company.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 28, 1997
             Date




/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

                                    Exhibit I

Loews Corporation holds in excess of 84% of the equity of CNA Financial Corp. CNA Financial Corp. owns 100% of the relevant subsidiary, Continental Casualty Company, an Illinois domiciled insurance company (IC). Continental Casualty Company is the direct owner of the position being reported.

                                    Exhibit 2

         Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.


CONTINENTAL CASUALTY COMPANY
CNA FINANCIAL CORPORATION


/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

LOEWS CORPORATION

/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
                         Senior Vice President, Secretary and General Counsel